UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

OPTIMIZERX CORPORATION

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

760174 10 2

(CUSIP Number)

WPP plc

Sea Containers

18 Upper Ground

London, United Kingdom SE1 9GL

Telephone: +44(0) 20 7408 2204

Attention: Andrea Harris, Esq.

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

Copies to:

Curt Myers, Esq.

Davis & Gilbert LLP

1740 Broadway

New York, New York 10019

(212) 468-4800

December 20, 2018

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §§ 240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

Page 1 of 11 Pages

CUSIP No. 760174 10 2

1	NAMES OF REPORTING PERSONS WPP LUXEMBOURG GAMMA THREE S.À R.L.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION LUXEMBOURG

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 (SEE ITEMS 2 AND 5)
	8	SHARED VOTING POWER 0 (SEE ITEMS 2 AND 5)
	9	SOLE DISPOSITIVE POWER 0 (SEE ITEMS 2 AND 5)
	10	SHARED DISPOSITIVE POWER 0 (SEE ITEMS 2 AND 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0 (SEE ITEMS 2 AND 5)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0 (SEE ITEM 5)
14	TYPE OF REPORTING PERSON (See Instructions) OO

Page 2 of 11 Pages

CUSIP No. 760174 10 2

1	NAMES OF REPORTING PERSONS WPP PLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION JERSEY

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 (SEE ITEMS 2 AND 5)
	8	SHARED VOTING POWER 0 (SEE ITEMS 2 AND 5)
	9	SOLE DISPOSITIVE POWER 0 (SEE ITEMS 2 AND 5)
	10	SHARED DISPOSITIVE POWER 0 (SEE ITEMS 2 AND 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0 (SEE ITEMS 2 AND 5)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0 (SEE ITEM 5)
14	TYPE OF REPORTING PERSON (See Instructions) CO

Page 3 of 11 Pages

This Amendment No. 1 relates to the Schedule 13D filed by the Reporting Persons with the Securities and Exchange Commission (the “Commission”) on October 2, 2015 (the “Schedule 13D”), relating to the common stock, par value $0.001 per share (the “Common Stock”) of OptimizeRx Corporation, a Nevada corporation. Unless set forth below, all Items are unchanged from the Schedule 13D. Capitalized terms used herein and not otherwise defined herein shall have the meanings ascribed to such terms in the Schedule 13D.

Item 2. Identity and Background.

Paragraphs (a)-(c) and (f) of Item 2 of the Schedule 13D are hereby deleted and replaced with the following:

(a)-(c)

This Schedule 13D is being filed by WPP Luxembourg Gamma Three S.à r.l., a private limited liability company (société à responsabilité limitée) incorporated under the laws of the Grand Duchy of Luxembourg (“Lux Gamma Three”) and WPP plc, a corporation formed under the laws of Jersey. WPP plc indirectly holds 100% of the outstanding stock of Lux Gamma Three through a series of intervening holding companies. Lux Gamma Three and WPP plc are sometimes referred to herein collectively as the “Reporting Persons” and individually as a “Reporting Person.”

WPP plc and its subsidiaries (the “WPP Group”) comprise one of the largest communications services businesses in the world. The WPP Group provides communications services on a national, multinational and global basis. It operates from over 3,000 offices in 112 countries including associates. The WPP Group organizes its businesses into four business segments: Advertising and Media Investment Management; Data Investment Management; Public Relations & Public Affairs; and Brand Consulting, Health & Wellness and Specialist Communications (including direct, digital and interactive marketing).

The address of the principal office of Lux Gamma Three is 124 Boulevard de la Petrusse, Luxembourg, L-2330. The address of the principal office of WPP plc is Sea Containers, 18 Upper Ground, London, United Kingdom SE1 9GL.

(d)

During the past five years, none of the Reporting Persons nor, to the knowledge of the Reporting Persons, any of their respective executive officers or directors, has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).

Page 4 of 11 Pages

(e)

During the past five years, none of the Reporting Persons nor, to the knowledge of the Reporting Persons, any of their respective executive officers or directors, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

(f)	The name, citizenship, business address, principal business occupation or employment of each of the directors and executive officers of each of the Reporting Persons are set forth on Annex A hereto.

Item 5. Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended and restated as follows:

(a), (b)

As of the date hereof, the Reporting Persons do not beneficially own, and do not have sole power to vote or to direct the vote, sole power to dispose or to direct the disposition of, or shared power to dispose or to direct the disposition of, any shares of Common Stock.

(c)

As described in further detail in Item 6 below, on December 20, 2018, Lux Gamma Three sold 2,103,702 shares of Common Stock in an underwritten public offering (the “Offering”), pursuant to the underwriting agreement, dated December 18, 2018 (the “2018 Underwriting Agreement”), by and among the Company, Lux Gamma Three and William Blair & Company, L.L.C. and B. Riley FBR, Inc. as representatives (together, the “Representatives”) of the several Underwriters named in Schedule II thereto (the “Underwriters”). Pursuant to the Underwriting Agreement, Lux Gamma Three sold such 2,103,702 shares of Common Stock to the Underwriters at a price per share of U.S. $9.45.

(d)	Not applicable.

(e)	As of December 20, 2018, the Reporting Persons ceased to be the beneficial owners of more than 5% of the outstanding Common Shares.

Page 5 of 11 Pages

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby further amended and supplemented by adding the following paragraphs immediately prior to the final paragraph thereof:

2018 Underwriting Agreement

On December 18, 2018, Lux Gamma Three entered into the 2018 Underwriting Agreement with the Company and the Representatives, pursuant to which Lux Gamma Three agreed to sell 2,103,702 shares of Common Stock to the Underwriters at a price per share of U.S. $9.45 (the “Underwritten Shares”). On December 20, 2018, the Underwriters acquired all of the Underwritten Shares.

The 2018 Underwriting Agreement is filed as an exhibit to this Schedule 13D in Item 7.

2018 Lock-Up Agreement

In connection with the Offering and pursuant to the Underwriting Agreement, on December 13, 2018, Lux Gamma Three entered into a lock-up agreement (the “Lock-Up Agreement”) with the Underwriters pursuant to which, with limited exceptions, without the prior written consent of the Underwriters, Lux Gamma Three may not, during the period ending 90 days after the date of the final prospectus relating to the Offering (the “Lock-Up Period”), (i) offer, sell, contract to sell, announce the intention to sell, pledge, grant any option to purchase or otherwise dispose of any securities of the Company, or any securities convertible into or exercisable or exchangeable for, or any rights to purchase or otherwise acquire, any securities of the Company held by Lux Gamma Three or acquired by Lux Gamma Three after the date of the Lock-Up Agreement, or that may be deemed to be beneficially owned by Lux Gamma Three (collectively, the “Lock-Up Shares”), pursuant to the Rules and Regulations promulgated under the Securities Act of 1933, as amended (the “Act”), and the Securities Exchange Act of 1934, as amended; (ii) exercise or seek to exercise or effectuate in any manner any rights of any nature that Lux Gamma Three has or may have hereafter to require the Company to register under the Act Lux Gamma Three’s sale, transfer or other disposition of any of the Lock-Up Shares or other securities of the Company held by Lux Gamma Three, or to otherwise participate as a selling securityholder in any manner in any registration effected by the Company under the Act during the Lock-Up Period; or (iii) publicly disclose the intention to do any of the foregoing (except as may be required by applicable law).

Page 6 of 11 Pages

The 2018 Lock-Up Agreement is filed as an exhibit to this Schedule 13D in Item 7.

Item 7. Material to be Filed as Exhibits.

Item 7 of the Schedule 13D is hereby amended and restated as follows:

1.	Joint Filing Agreement among the Reporting Persons, dated as of September 24, 2015 (previously filed).

2.	Stock Purchase Agreement, dated as of September 24, 2015, incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K, filed on September 30, 2015 (the “Form 8-K”).

3.	Investor Rights Agreement, dated as of September 24, 2015, incorporated by reference to Exhibit 10.2 to the Form 8-K.

4.	Form of Underwriting Agreement.

5.	Form of 2018 Lock-Up Agreement.

Page 7 of 11 Pages

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 20, 2018

WPP LUXEMBOURG GAMMA THREE S.À R.L.

By:	/s/ Anne Ehrismann
Name: Anne Ehrismann
Title: Manager

By:	/s/ Thierry Lenders
Name: Thierry Lenders
Title: Manager

WPP PLC

By:	/s/ Paul W.G. Richardson
Name: Paul W.G. Richardson
Title: Group Chief Finance Officer

Page 8 of 11 Pages

Annex A

Executive Officers and Directors

WPP Luxembourg Gamma Three S.à r.l.

Name and Citizenship	Position	Principal Occupation or Employment	Business Address
Anne Ehrismann France	Director	Manager	124 Boulevard de la Petrusse, Luxembourg, L-2330

Marc Feider Luxembourg	Director	Lawyer (Allen & Overy Luxembourg)	33 avenue J.F. Kennedy, L-1855 Luxembourg

Peter Gerrard Luxembourg	Director	Managing Director	124 Boulevard de la Petrusse, Luxembourg, L-2330

Thierry Lenders Belgium	Director	European Treasury Manager	Rue Jules Cockx 8-10, Brussels, 1160, Belgium

Emile Van Popering Netherlands	Director	Finance Director	Cantersteen 47, 1000 Brussels, Belgium

Lennart Stenke Luxembourg	Director	Company Director	124 Boulevard de la Petrusse, Luxembourg, L-2330

Astrid van Heulen-Mulder Netherlands	Director	CFO	Laan op Zuid 167, Rotterdam, 3072 DB, Netherlands

WPP plc
Name and Citizenship	Position	Principal Occupation or Employment	Business Address

Roberto Quarta United States and Italy	Chairman	Chairman	Sea Containers, 18 Upper Ground, London, United Kingdom SE1 9GL

Mark Read United Kingdom	Chief Executive Officer and Director	Chief Executive Officer	Sea Containers, 18 Upper Ground, London, United Kingdom SE1 9GL

Paul W.G. Richardson United Kingdom and United States	Group Finance Director and Director	Group Finance Director	Sea Containers, 18 Upper Ground, London, United Kingdom SE1 9GL

Jacques Aigrain France and Switzerland	Non-Executive Director	Senior Advisor (Warburg Pincus LLP), Non-Executive Director (London Stock Exchange Group plc), Supervisory Board Member (LyondellBasell NV and Swiss International Airlines AG)	Almack House, 28 King Street, St. James’s, SW1Y 6QW, London, United Kingdom

Tarek Farahat Egypt and Brazil	Non-Executive Director	Global Adviser (JBS Worldwide), Director (Pilgrims Pride Corp.)	Sea Containers, 18 Upper Ground, London, United Kingdom SE1 9GL

Sir John Hood New Zealand	Non-Executive Director	President & CEO (Robertson Foundation), Chairman (Study Group Limited, BMT Group), Chair (Rhodes Trust), Director (Aurora Energy Research, Blackstone, Fletcher Trust, the Mandela Rhodes Foundation and the Said Business School Foundation, African Leadership Academy.	Sea Containers, 18 Upper Ground, London, United Kingdom SE1 9GL

Ruigang Li People’s Republic of China	Non-Executive Director	Founding Chairman and CEO (CMC Capital Partners and CMC Holdings)	Unit 3607B-08, The Centre, 989 Changle Road, Xinhui District, Shanghai, 200031, China

Daniela Riccardi Italy	Non-Executive Director	CEO (Baccarat Company), Director (Kering SA and Comite Colbert)	11 place des Etats-Unis—75116 Paris, France

Nicole Seligman United States	Non-Executive Director	Director (Viacom Inc.)	Sea Containers, 18 Upper Ground, London, United Kingdom SE1 9GL

Hugo Shong United States	Non-Executive Director	President (IDG Asia/China), Global Chairman (IDG Capital), Director (Mei Ah Entertainment Group Ltd.)	Sea Containers, 18 Upper Ground, London, United Kingdom SE1 9GL

Sally Susman United States	Non-Executive Director	Executive Vice President, Corporate Affairs (Pfizer Inc.)	235 East 42nd Street, New York, NY 10017, United States

Solomon Trujillo United States	Non-Executive Director	Director (Western Union Company, ProAmerica) and Chairman (Soufun Holdings)	Sea Containers, 18 Upper Ground, London, United Kingdom SE1 9GL

Andrew Scott United Kingdom	Chief Operating Officer	Chief Operating Officer	Sea Containers, 18 Upper Ground, London, United Kingdom SE1 9GL